PRESS RELEASE

TSX:  KGN

NYSE AMEX: KGN

KEEGAN CONTINUES TO RECEIVE EXCELLENT RESULTS FROM THE ESAASE GOLD PROJECT DOWN DIP STEPOUT AND INFILL DRILLING PROGRAM

VANCOUVER, BRITISH COLUMBIA, August 06, 2010 -- Keegan Resources Inc. (TSX: KGN)(NYSE Amex: KGN) ("Keegan") is pleased to announce updated assay results from its Esaase drilling program in southwest Ghana. Keegan drilled significant intercepts in all seven drill holes down dip from the existing resource, including 134.8 meters at 1.00 g/t Au, 22 meters of 2.1 g/t Au, and 36 meters of 1.24 g/t Au, as reported in Table 1.  Please see a collar location map and cross sections at www.keeganresources.com.

Table 1: Recent assay results from down dip step out and in fill drilling from Keegan's Esaase Project. Only intercepts with grade widths of greater than 8 g/t meter Au are shown. Intercepts with grade-widths of approximately 20 g/t meter Au or higher are bolded. Widths are measured in actual drilled meters and grades are reported in g/t Au. All core holes are drilled at an azimuth of approximately 110 degrees at a dip of 45 degrees.

Hole_ID	From	To	Width	Grade	Hole_ID	From	To	Width	Grade
KEDD819	219.9	251.1	31.2	0.73	KEDD823	190	258	68	0.57
KEDD819	295	331	36	1.24	KEDD823	305.8	339	33.2	0.85
including	320	321	1	15.2	KEDD824	374	392	16	1.73
KEDD820	222	245	23	1.26	including	391	392	1	12.4
KEDD820	279	301	22	2.1	KEDD825	314	339	25	1.17
including	279	280	1	18.05	KEDD826	15	37	22	0.81
KEDD820	348	362	14	1.09	KEDD826	158	169	11	1.62
KEDD821	254	330.2	76.2	0.97	including	158	159	1	11.25
including	262	263.1	1.1	11.65	KEDD826	235	258	23	1.35
KEDD822	189.2	324	134.8	1	including	253	254	1	15.65
including	240	241	1	55.9

Keegan currently has 8 remaining drill holes pending assays in the same area and has two drills dedicated on extending the existing resource at depth, predominantly targeting and following up on previously drilled incidence of high grade mineralization.

 President and CEO Maurice Tagami states, "These additional new assay results from our down dip step out and in fill drilling shows that good grade mineralization is occurring in a wider area than previously delineated. These encouraging results will be utilized in our next Esaase resource estimate. The core drilling campaign is on schedule, and we are excited to report that we have been able to bring additional value to the deposit, which remains open at depth."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent 43-101 technical report on www.sedar.com.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.28 Moz indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.65 million ounces in an inferred category at an average grade of 1.2 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 3.93 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

KEEGAN RESOURCES INC

Advanced Exploration Providing Growth

Esaase Project: Drill results August, 2010

KEDD825
KEDD822
KEDD820
KEDD819
KEDD821
KEDD823
KEDD824
B
B'
A
A'
N
0
250
500
meters
LEGEND
Cross section trace (see attached section)
Surveyed Drillhole - assays pending
Drillhole > 10 g/t Au times meter grade width (this release; intercepts > 30 g/t Au times meter grade identified in bold, italicized font.
Drillhole > 10 g/t times meter grade width (previous releases from down dip extension)
Drilled Mineralization not yet in resource
Resource Area
Mineralized Fault Structures
Esaase Property

KEEGAN RESOURCES INC

Advanced Exploration Providing Growth

Esaase Project: Drill cross section August, 2010

A
A'
KEDD819
KEDD821
KERC136
KERC135
KERC039
KEG008C
KERC040
KERC042
KEDD332
KEG004C
KERC043
KERC044
KEDD543
KERC046
KEDD762
DH 819
DH 821
KEDD335
KEDD334
KERC333
KERC268
KERC262
KEDD094
50 meters
View is looking north
31.2 m @ 0.73 g/t Au
36 m @ 1.24 g/t Au
76.2 m @ 0.97 g/t Au
New data
Data in current resource

KEEGAN
RESOURCES INC

Advanced Exploration Providing Growth

Esaase Project: Drill cross section August, 2010

B
B'
KEDD530
KEDD727
KERC057
KERC052
KERC528
KERC053
KERC515
KERC834
KERC050
KERC323
KERC095
134 @ 1.00 g/t Au
KE6001C
2009/2010
Drilling
Drilling prior
to 2009
50 meters
View is looking north
KEDD540
DH 822
New data
Data in current resource
KEDD552
KEDD538